Exhibit No. 99.1

Supplemental Segment Information

In thousands	Three Months Ended July 31,
	2005	2004
Orders Received:
Sign Making & Specialty Graphics	$ 69,262	$ 68,679
Apparel & Flexible Materials	43,239	42,480
Ophthalmic Lens Processing	16,209	18,626
	$128,710	$129,785
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	July 31, 2005	April 30, 2005
Backlog:
Sign Making & Specialty Graphics	$ 565	$ 1,223
Apparel & Flexible Materials	39,453	38,443
Ophthalmic Lens Processing	3,537	3,943
	$ 43,555	$ 43,609
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